

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 22, 2010

By U.S. Mail and Facsimile to (303) 463-5416

David J. Cutler
Chief Executive Officer and Chief Financial Officer
Concord Ventures, Inc.
2460 West 26th Avenue, Suite 380-C
Denver CO 80211

**Re: Concord Ventures, Inc.
        Form 10-K/A for the Fiscal Year Ended December 31, 2008
        Filed on January 20, 2010
        Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009
        Filed on January 20, 2010
        Response Letter dated January 14, 2010
        File No. 0-27055**

Dear Mr. Cutler:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We note in your response to comment one in our December 10, 2009 letter that you
    removed the partial DC&P definition and included a citation to Exchange Act Rule 13a-
    15(e) in your December 31, 2008 Form 10-K/A. Notwithstanding your response, your
    revised disclosure continues to include a partial definition of DC&P and your
    effectiveness conclusion appears to be limited to that part. Be advised that if you *choose*
    to define DC&P, you must include the entire definition from Exchange Act Rule 13a-
    15(e). Please further revise to:

    a) remove the partial DC&P definition and only include a citation to Exchange Act Rule
        13a-15(e), along with a statement that you concluded your DC&P was effective, or

    b) provide the entire DC&P definition, along with a clear conclusion regarding the
        effectiveness with respect to *each* component of DC&P or, alternatively, a statement
        that you concluded your DC&P was effective.

    Also further revise your September 30, 2009 Form 10-Q/A accordingly.

Exhibit 31.1

2. We note that your Section 302 certification does not include the introductory language
    regarding internal control over financial reporting ("ICFR") that is required in paragraph
    4 of the certifications. Please further revise your certification in accordance with the
    language set forth in Item 601(b)(31) of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4. Controls and Procedures

3. We note that your revised disclosure includes a statement "as a result of the deficiency in
    [y]our ICFR discussed below." Please tell us if you have now identified a deficiency in
    your ICFR. If so, explain to us the deficiency and your proposed remedy, and whether
    such deficiency constitutes a material weakness. If you have not identified a deficiency
    in your ICFR, please further revise to remove this statement.

Exhibit 31.1

4. We note that your Form 10-Q/A does not include the Section 302 certifications. Please note that under Exchange Act Rule 12b-15, amendments to any report required to include the certifications as specified in Exchange Act 13a-14(a) or 15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant. Please further revise your September 30, 2009 Form 10-Q to include the required certifications, as set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 or John Archfield at (202) 551-3315 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services